# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva, S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-016094
Filed by CIK 0001845105

## Reporting persons
- Sofinnova Crossover I SLP: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Crossover I SLP ("SC"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau"), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat"), the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Moreau, Hong, Anderson and Theurillat the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Sofinnova Partners SAS, a French corporation: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, Moreau, Hong, Anderson and Theurillat, the members of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Antoine Papiernik: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Cedric Moreau: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Moreau, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Kinam Hong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Hong, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Hong, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Joseph Anderson: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Anderson, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.
- Jacques Theurillat: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 7,792,307; shared voting power 0; sole dispositive power 6,751,746; shared dispositive power 0; aggregate amount beneficially owned 7,792,307 (7.2% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC, may be deemed to have sole voting power, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC, may be deemed to have sole power to dispose of these shares, and Theurillat, a member of the investment committee of SC, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 8, 10, 11 and 13: The Reporting Person beneficially owns 6,751,746 Ordinary Shares (including ordinary shares represented by American depositary shares) and has 7,792,307 voting rights related to such shares. The aggregate amount beneficially owned and percent of class reported above are based on the Reporting Person's voting rights and the 108,641,713 voting rights outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Inventiva, S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France, 21121

## Item 2. Person Filing
Name of person filing: The persons and entities filing this Schedule 13G are Sofinnova Crossover I SLP ("SC"), Sofinnova Partners SAS ("SP SAS"), and Antoine Papiernik ("Papiernik"), Cedric Moreau ("Moreau), Kinam Hong ("Hong"), Joseph Anderson ("Anderson") and Jacques Theurillat ("Theurillat"), the members of the investment committee of SC (together with SC and SP SAS, the "Filing Persons"). SP SAS is the management company of SC.
Address of principal business office or, if none, residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.
Citizenship: SC is a French Partnership. SP SAS is a French Corporation. Papiernik and Moreau are French citizens. Hong is a U.S. citizen. Anderson is a British citizen. Theurillat is a Swiss citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. The filing of this Schedule 13G shall not be construed as an admission by Papiernik, Moreau, Hong, Anderson and Theurillat that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.
Percent of class: See Row 11 of the cover page for each of the Filing Persons. Ownership is stated as of December 31, 2024 and the ownership percentages are based on 95,662,391 shares outstanding as of December 31, 2024, as disclosed by Inventiva S.A. on its website accordance with article 223-16 of the general regulations of the AMF (French Financial Markets Authority). Voting right percentage is based on 108,641,713 outstanding voting rights as of December 31, 2024.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each of the Filing Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each of the Filing Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each of the Filing Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Sofinnova Crossover I SLP: /s/ Antoine Papiernik, Antoine Papiernik/Managing Partner (02/14/2025)
- Sofinnova Partners SAS, a French corporation: /s/ Antoine Papiernik, Antoine Papiernik/Managing Partner (02/14/2025)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (02/14/2025)
- Cedric Moreau: /s/ Cedric Moreau, Cedric Moreau (02/14/2025)
- Kinam Hong: /s/ Kinam Hong, Kinam Hong (02/14/2025)
- Joseph Anderson: /s/ Joseph Anderson, Joseph Anderson (02/14/2025)
- Jacques Theurillat: /s/ Jacques Theurillat, Jacques Theurillat (02/14/2025)